UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.	Full Title of Plan: Humana Puerto Rico 1165(e) Retirement Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.

500 West Main Street

Louisville, Kentucky 40202

Humana Puerto Rico 1165(e) Retirement Plan

Index

December 31, 2007 and 2006

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Humana Puerto Rico 1165(e) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Humana Puerto Rico 1165(e) Retirement Plan (the Plan) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
June 26, 2008

Humana Puerto Rico 1165(e) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets

Investments, at fair value (Note 3)	$14,242,706	$11,147,451

Contributions receivable from participating employees	39,584	43,414
Contributions receivable from employer	732,990	593,153
Accrued interest and dividends	3,840	2,963

Total assets	15,019,120	11,786,981

Liabilities

Accrued expenses	16,729	17,690

Net assets available for benefits at fair value	15,002,391	11,769,291

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(34,900)	14,698

Net assets available for benefits	$14,967,491	$11,783,989

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Interest and dividend income	$340,404	$168,293

Contributions
Participants	1,336,889	1,267,691
Employer	1,231,621	1,063,692
Net appreciation in fair value of investments	1,166,607	547,711

Total additions	4,075,521	3,047,387

Benefits paid to participants	809,629	1,252,300
Administrative expenses	82,390	78,000

Total deductions	892,019	1,330,300

Net increase	3,183,502	1,717,087

Net assets available for benefits
Beginning of year	11,783,989	10,066,902

End of year	$14,967,491	$11,783,989

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Summary of Plan

The Humana Puerto Rico 1165(e) Retirement Plan (the Plan), is a qualified, trustee plan established for the benefit of the employees of Humana Health Plans of Puerto Rico, Inc., and Humana Insurance of Puerto Rico, Inc. and who are residents of Puerto Rico. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Humana Inc. (Humana or the Company) is the sponsor of the Plan and is a full-service benefits solution company offering a wide array of health and supplemental benefit plans for employer groups, government benefit programs, and individuals. This document describes the Plan during 2007 and 2006.

a.	Contributions: The Plan maintains two accounts, the Pretax Savings Account and the Retirement Account, a profit sharing account.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan’s Pretax Savings Account beginning on the employee’s date of hire. A participant, through payroll deductions, may contribute not less than 1% nor more than 10% of the participant’s annual compensation, not to exceed the Puerto Rico Tax Code limitation in effect for the calendar years, which was $8,000 for 2007 and 2006.

The Company automatically enrolls eligible participants at 4% (3% prior to April 1, 2007) of compensation, 45 days after the employee’s date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 10%. On November 1, 2006, any associates hired before January 1, 2002 that had never participated in the 401(k) plan, were automatically enrolled at 3%, after a 45 day enrollment period. On April 1, 2007, the Company implemented an auto escalator which increased the employee contribution percentage for those contributing 0-5% by 1%. The Company’s matching contribution is equal to 50% of the participant’s contribution up to 6% of the participant’s annual compensation for any participating employee. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and were invested in the Humana Stock Fund. Beginning on January 1, 2007, all matching contributions follow the participants’ investment elections. Once the matching contributions are funded, participants can transfer the matching contributions among any funds within the Plan.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the employee becomes eligible to participate in the profit sharing feature of the Plan. For the plan years ended December 31, 2007 and 2006, the Company declared a profit sharing contribution of approximately $703,800 and $576,100, respectively. This contribution was made into the Retirement Account of the Plan and was allocated to the participants based on an amount equal to 4% of each participating employee’s qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code (IRC) of 1986, as amended.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, the allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants’ account balances.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Participants may allocate contributions to the Pretax Savings Account and the Company’s contribution to the Retirement Account among various investment options in 1% increments. The Plan offers twelve mutual funds, the Humana Stock Fund, the Schwab Personal Choice Retirement Account (PCRA), which is a self-directed brokerage account and the Primco Stable Value Fund, as investment options. On September 1, 2006, five Schwab Target Funds were added as investment options. The Humana Stock Fund is a participant directed commingled fund that invests primarily in the Company’s stock with a minor portion of short-term investments. Ownership in the Humana Stock Fund is measured by units rather than shares of common stock. In the absence of such allocation, contributions were invested in the Primco Stable Value Fund until August 31, 2006, since then they are invested in one of the Schwab Target funds, based on a participant’s birth year. In connection with a change in allocation of a participant’s or the Company’s future contributions among the twelve investment options and a change in the investment of existing accounts, the purchases and sales due to fund transfers are transacted at the funds’ net asset value on the day the transaction is initiated.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with three years of service with the Company will forfeit the employer contributions. Once a participant has completed three years of service, the employer contributions become totally nonforfeitable.

b.	Forfeitures: Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Employer contributions, forfeited as a result of withdrawal following termination of employment, will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

For the years ended December 31, 2007 and 2006, forfeited nonvested accounts used to reduce employer contributions totaled $77,934 and $25,600, respectively. At December 31, 2007 and 2006, the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $9,617 and $20,066, respectively.

c.	Withdrawals: The value of a participant’s interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant’s termination of employment; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant’s death.

In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

(i)	A lump-sum distribution in cash or, in the event of a distribution from the Humana Stock Fund, partially or totally in Humana common stock, or

(ii)	Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

(iii)	A life annuity paid monthly or quarterly, or

(iv)	A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

If the vested account balance is less than $1,000, a lump-sum distribution will be made.

The Plan permits the employee to roll over contributions to another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Pretax Savings Account to which he/she would be entitled to if he/she incurred a termination of employment. The minimum amount a participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate in accordance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

2.	Summary of Significant Accounting Policies

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

a.	Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a settlement-date basis which approximates the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b.	Valuation of Investments: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Humana Stock Fund is comprised of shares of the Company’s common stock and a small portion of short-term investments. The Humana Stock Fund is measured by units and is valued based on the quoted closing market price of the Company’s common stock. Participant loans and investments in money market funds are valued at cost, which approximates fair value. The PCRA is a self-directed brokerage account, which is comprised of various investments such as cash, common stock, mutual funds, U.S. Governmental securities, and corporate bonds, and is valued based on quoted market prices. The Plan’s interest in the collective trusts is valued based on information provided by the investment advisor using the audited financial statements of the collective trust at year-end.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in fully-benefit responsive investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments, which consists of both realized gains or losses and unrealized appreciation or depreciation.

c.	Administrative Expenses: Administrative expenses of the Plan are paid by the Plan and allocated to the participants’ accounts.

d.	Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

e.	Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SPAS 157 did not have a material impact on the Statement of Net Assets or the Statement of Changes in Net Assets. Plan management is evaluating the disclosure provisions of SFAS 157 required in connection with the filing of the 2008 Form 11-K.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.	Investments

The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The following table presents the fair value/contract value of investments at December 31, 2007 and 2006. Investments that individually represent 5% or more of the Plan’s assets have been separately identified.

	2007		2006
	Shares	Fair Value	Shares	Fair Value
Investments, at fair value
Humana Common Stock	55,500	$4,179,705	57,362	$3,047,317
Primco Stable Value Fund	80,822	1,881,428	87,897	1,905,666
Artisan International	39,030	1,166,226	25,683	744,548
Russell 3000 Stock Index Fund	50,402	1,106,164	47,722	995,300
Schwab Instl Large Cap Cl	48,416	1,072,906	40,471	901,293
Pimco Total Return—Admin Class	92,962	993,767	69,637	722,831
Participant Loan Fund		815,119		726,389
Mainstay Small Cap	—	—	33,291	694,470
Other investments (individually less than 5% of Plan assets)		3,027,391		1,409,637

		$14,242,706		$11,147,451

During 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) as follows:

	2007	2006
Mutual funds	$(98,387)	$148,032
Common/collective trusts	140,508	353,174
Employer common stock	1,124,486	46,505

	$1,166,607	$547,711

The quoted closing market price of the Company’s common stock was $75.31 at December 31, 2007 and $41.48 at June 25, 2008.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

4.	Investment Contracts

At December 31, 2007 and 2006, the Primco Stable Value Fund represented traditional and synthetic GICs in which the Plan has an approximate 1% interest and the Humana Retirement and Savings Plan has an approximate 99% interest. The Plan’s total investment in the contracts held by the Primco Stable Value fund as of December 31, 2007 and 2006 were as follows:

	2007	2006
Investments, at fair value
Investment contracts – banks
State Street Bank & Trust Synthetic GIC	$457,002	$465,206
NATIXIS Capital Markets Synthetic GIC	388,535	400,728
Bank of America Synthetic GIC	312,933	326,913
JP Morgan Chase Bank Synthetic GIC	319,236	318,781
Wachovia Bank Traditional GIC	45,919	20,488
Investment contracts – insurance companies
Monumental Life Ins Co. Synthetic GIC	317,721	325,389
Pacific Life Synthetic GIC	40,082	48,161

	$1,881,428	$1,905,666

The Plan holds an interest in the Primco Stable Value Fund which invests in GICs, which are contracts between an insurance company and the fund that provides for guaranteed returns on principal amounts invested over various periods of time. The Term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a wrapper contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.” If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Adjustment from Fair Value to Contract Value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The average annual yield and interest crediting rates for the synthetic GICs approximated 5.0% for 2007 and 4.8% for 2006.

5.	Income Tax Status

The Plan was established pursuant to the provisions of Section 165(e) of the Puerto Rico Income Tax Act of 1954 (the Act). A favorable tax status determination letter dated May 22, 1995 was obtained from the Treasury Department of the Commonwealth of Puerto Rico, which stated that its underlying trust qualifies under the applicable provisions of the Act and, therefore, is exempt from Puerto Rico income taxes. The Plan has been amended since receiving the determination letter; however, the Company and the Plan’s tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the Act. The Plan was amended to comply with Section 1165(e) of the Puerto Rico Income Tax Act of 1994.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

7.	Related Party and Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the trustee and therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan sponsor as well as loans to Plan participants, both of which qualify as related parties to the Plan and are exempt from prohibited transaction rules.

For the years ending December 31, 2007 and 2006, 36,690 units of the Humana Stock Fund were purchased for $824,642 and 46,210 units were purchased for $907,863, respectively. For the years ending December 31, 2007 and 2006, 34,023 units of the Humana Stock Fund were sold for $776,105 and 48,723 units were sold for $942,167, respectively.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Humana Puerto Rico 1165(e) Retirement Plan

Plan #004 EIN #61-0647538

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Shares	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Value	Fair Value
Investments, at fair value
*Participant Loan Fund		Participant Loans, Interest Rates
		5.00% - 9.25%	$815,119
*Humana Stock Fund:		Human Stock Fund:
Humana Common Stock	55,500	Humana Common Stock	4,179,705
Investcash Money Market Fund		Money Market Deposit Account,
		Interest Rate 3.0%	166,027
*Schwab Instl Large Cap C1	48,416	Common Collective Trust Fund	1,072,906
Russell 3000 Stock Index Fund	50,402	Common Collective Trust Fund	1,106,164
Personal Choice Retirement Account		Self-Directed Brokerage Account	111,734
Jennison Small Company Z	27,812	Registered Investment Company	610,187
Artisan International Fund	39,030	Registered Investment Company	1,166,226
Pimco Total Return – Admin Class	92,962	Registered Investment Company	993,767
Dreyfus Small Cap Stock Index	33,226	Registered Investment Company	707,720
Legg Mason Large Cap Growth	26,859	Registered Investment Company	700,215
*Schwab Managed Ret 2010 CL II	1,127	Common Collective Trust Fund	17,891
*Schwab Managed Ret 2020 CL II	4,899	Common Collective Trust Fund	86,173
*Schwab Managed Ret 2030 CL II	8,281	Common Collective Trust Fund	157,083
*Schwab Managed Ret 2040 CL II	23,539	Common Collective Trust Fund	459,239
*Schwab Managed Ret Income II	938	Common Collective Trust Fund	11,122

			12,361,278

Primco Stable Value Fund
Investment Contracts – Banks
Bank of America Synthetic GIC #99-049		IGT Invesco Intermediate Government
		Fund 103-12 Investment Entities	306,131
Bank of America Synthetic GIC-Wrapper		Synthetic GIC Wrapper	6,802
NATIXIS Capital Markets Synthetic GIC #1237-02		IGT AAA 103-12 Investment Entities
		Asset-Backed Security	383,335
NATIXIS Capital Markets Synthetic GIC – Wrapper		Synthetic GIC Wrapper	5,200
JP Morgan Chase Bank Synthetic		IGT Primco 103-12
GIC #433120-TH		AAA Intermediate Fund
		Investment Entities	307,973
JP Morgan Chase Bank Synthetic GIC-Wrapper		Synthetic GIC Wrapper	11,263
State Street Bank & Trust Synthetic GIC#103104		IGT Invesco 103-12
		Short-term Bonds
		Investment Entities	453,189
State Street Bank & Trust Synthetic GIC-Wrapper		Synthetic GIC Wrapper	3,813
Wachovia Bank Traditional GIC #09304-08-L		First Union Evergreen Institutional Money	45,919
		Market Class I
Investment Contracts—Insurance Companies
Pacific Life Synthetic GIC #G-26956-01-001		Governmental Securities	39,387
Pacific Life Synthetic GIC—Wrapper		Synthetic GIC Wrapper	695
Monumental Life Ins Co. Synthetic		IGT WAM AAA Intermediate Fund	310,593
GIC #MDA-00640TR		#103-12 Investment Entities
Monumental Life Ins Co. Synthetic GIC-Wrapper		Synthetic GIC Wrapper	7,128

			1,881,428

			$14,242,706

*	Party-in-interest to the Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Puerto Rico 1165(e) Retirement Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA PUERTO RICO 1165(e) RETIREMENT PLAN

BY:	/s/ James H. Bloem
Humana Inc.
James H. Bloem
Senior Vice President and Chief Financial Officer

June 26, 2008

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm, filed herewith